3-25-20

SECURI [barcode] 04003120 MISSION

20549

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RECD S.E.C.
MAR 1 2004
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitystation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 W. Commercial Blvd., Suite 3500

(No. and Street)

Fort Lauderdale	FL	33309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn Sealey 954-484-2618

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shavell & Company, P.A.

(Name – *if individual, state last, first, middle name*)

7700 Congress Ave., Suite 3105	Boca Raton	FL	33487
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathryn Sealey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitystation, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

Suzanne S. Godoy
Commission #DD195609
Expires: May 02, 2007
Bonded Thru
Atlantic Bonding Co., Inc

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Auditors Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EquityStation, Inc.

Financial Statements

December 31, 2003

EQUITYSTATION, INC.
TABLE OF CONTENTS
DECEMBER 31, 2003

	Page
INDEPENDENT AUDITOR'S REPORT	F-1
Statement of Financial Condition	F-2
Statement of Operations	F-3
Statement of Changes in Stockholder's Equity	F-4
Statement of Cash Flows	F-5
Notes to Financial Statements	F-6 – F-8
INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION	F-9
SUPPLEMENTARY INFORMATION:	
Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1	F-10
Statement Pursuant to Rule 17a-5(d)(4)	F-11
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	F-11
Statement Pursuant to Exemptive Provision Under Rule 15c3-3	F-11

SHAVELL & COMPANY, P.A.

Certified Public Accountants and Consultants

7700 Congress Avenue, Suite 3105, Boca Raton, FL 33487
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
EquityStation, Inc.
Fort Lauderdale, Florida 33309

We have audited the accompanying statement of financial condition of EquityStation, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquityStation, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

SHAVELL & COMPANY, P.A.

Shavell & Company, P.A.

Boca Raton, Florida
February 20 , 2004

EQUITYSTATION, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	13,982
Receivable from broker-dealers and clearing organizations		189,970
Due from Related Party		6,542
Deposit and Other		5,113
	$	215,607

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	23,235
Accrued Expenses		44,299
Payable to broker-dealers and clearing organizations		307
		67,841
Commitments		
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $.01 Per Share; Authorized 10,000,000 Shares; Issued 1000 Shares		10
Additional Paid-in Capital		1,081,490
Accumulated Deficit		(933,734)
		147,766
	$	215,607

EQUITYSTATION, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2003

REVENUE		
Commission Income	$	880,274
Interest Income		9,144
Other Income		1,490
		890,908
EXPENSES		
Employee Compensation and Benefits		664,626
Clearance Fees		287,905
Communications and Data Processing		21,615
Interest		3,664
Occupancy		24,000
Other Expenses		147,913
		1,149,723
Net Loss	$	(258,815)

The Accompanying Notes are an Integral Part of These Financial Statements

EQUITYSTATION, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2002	$ 10	$ 861,490	$ (674,919)	$ 186,581
Net Loss			(258,815)	(258,815)
Contributions		220,000		220,000
Balance, December 31, 2003	$ 10	$ 1,081,490	$ (933,734)	$ 147,766

EQUITYSTATION, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(258,815)
Adjustments to Reconcile Net Income to Net Cash		
Provided By Operating Activities:		
Change in Assets and Liabilities:		
Decrease In:		
Receivable from broker-dealers and clearing organizations		256,604
Increase (Decrease) In:		
Accounts Payable		14,660
Accrued Expenses		17,999
Payable from broker-dealers and clearing organizations		(259,381)
Net Cash Used In Operating Activities		(228,933)
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in Deposits and Other		(2,429)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from Related Party		(13,728)
Repayments to Related Party		21,480
Capital Contributed by Shareholder		220,000
Net Cash Provided By Financing Activities		227,752
Decrease in Cash		(3,610)
Cash:		
Beginning		17,592
Ending	$	13,982
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash Payments for Interest	$	3,664

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

EquityStation, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation incorporated July 22, 1999.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm, ABN AMRO, Incorporated. Although the company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Costs of advertising are expensed as incurred and amounted to $59,129 for the year ended December 31, 2003.

Income Taxes

The Company files federal and state corporate income tax returns. The Company has not accrued any federal and state income tax liability for the year ended December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturation of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 2: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, consist of brokers receivable of $189,970 and brokers payable of $307.

The Company clears all of its commissioned transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any payables to the broker-dealers are normally collateralized by amount receivable and by deposits held by the clearing organization.

NOTE 3: RELATED PARTY TRANSACTIONS

As of December 31, 2003, the Company was due non-interest bearing advances made to a related entity of $6,542. The Company also paid an entity owned by a shareholder of its parent company consulting fees of $27,600.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $125,594 which was $25,594 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.85 to 1.

NOTE 5: INCOME TAXES

The Company has available at December 31, 2003, $932,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2020 to 2023. Based upon these carryforwards, there is no current income tax liability at December 31, 2003.

The deferred portion of the income tax benefit included in the statement of operations net of a valuation allowance is $0 at December 31, 2003.

NOTE 6: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, ABN AMRO, Incorporated. The clearing broker dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

SHAVELL & COMPANY, P.A.

Certified Public Accountants and Consultants

7700 Congress Avenue, Suite 3105, Boca Raton, FL 33487
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
EquityStation, Inc.
Fort Lauderdale, Florida 33309

We have audited the accompanying financial statements of EquityStation, Inc. as of December 31, 2003 and for the year then ended, and have issued our report thereon dated February 20, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SHAVELL & COMPANY, P.A.

Shavell & Company, P.A.

Boca Raton, Florida
February 20, 2004

EQUITYSTATION, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2003

NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	147,766
Deductions:		
Total Nonallowable Assets		22,172
Net Capital	$	125,594
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	23,235
Accrued Expenses		44,299
Brokers Payable		307
Aggregate Indebtedness	$	67,841
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital at 1500%	$	25,594
Excess Net Capital at 1000%	$	118,810
Ratio of Aggregate Indebtedness to Net Capital	$	1.85 to 1

EQUITYSTATION, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2003

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	125,594
Net Capital Per Audited Financial Statement	$	125,594

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2003 to December 31, 2003, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph k(2)(ii) of the Rule.